UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Grifols, S.A.

TABLE OF CONTENTS

Item	Sequential Page Number

1. Earnings Press Release , dated May 12, 2025	3
2. Q1 2025 Earnings Presentation	5

First Quarter 2025 Results

Grifols delivers strong results across the board, increasing revenues by 7.4%, Adj EBITDA by 14.2% and improving free cash flow by EUR 209m

•	Net revenues reached EUR 1,786 million (+7.4% cc1) driven by Biopharma’s strong performance (+6.6% cc). Like-for-like (LFL2) net revenues increased by 10.0% cc and Biopharma 9.6% cc.

•	Adjusted EBITDA increases to EUR 400 million (+14.2% cc and +21.7% cc LFL), with a margin of 22.4%. Reported EBITDA grows by 22.6% cc to EUR 381 million.

•	Free Cash Flow[3] pre-M&A improves by EUR 209 million to minus EUR 44 million, primarily driven by working capital management across the supply chain and EBITDA expansion.

•	Reported group profit of EUR 60 million grew by 179% compared to Q1’24.

•	Leverage[4] reduced to 4.5x and strong liquidity of EUR 1.7 billion[5].

•	On track to launch Fibrinogen in Europe in Q4’25 and in the U.S. in H1’26, following FDA approval.

•	Reaffirms its guidance[6] for 2025.

Barcelona, Spain – May 12, 2025 – Grifols (MCE:GRF, MCE:GRF.P, NASDAQ:GRFS), a global healthcare company and leading manufacturer of plasma-derived medicines, today confirmed that its reported first quarter 2025 financial results are ahead of plan, contributing to record results across key financial metrics for the last twelve months (LTM). Grifols remains focused on the continued execution of its strategic plan and reaffirms its guidance for FY2025.

Due to the impact of the Inflation Reduction Act on its financial results, Grifols expects to share greater detail in 2025 giving investors and analysts further visibility on its actual performance and underlying momentum. As a result, for 2025, Grifols expects to show both reported figures and LFL2 figures to make them comparable to previous quarters. LFL figures adjust for the impact on Biopharma performance of both the Inflation Reduction Act Medicare Part D Redesign (IRA) and the Fee-for-Services reclassification in Q4’24.

In the first quarter of 2025, total revenue grew to EUR 1,786 million, a year-over-year increase of 7.4% cc and 10.0% cc LFL. Biopharma revenue reached EUR 1,521 million versus the prior year quarter, up 6.6% cc and 9.6% cc LFL. The segment’s growth was largely driven by an increase in immunoglobulin (IG) franchise revenue of 13.2% cc and 17.5% cc LFL, with strong momentum across both IVIG (+ 13.5% cc LFL) and SCIG (XEMBIFY®) (+98.9% cc LFL).

1 Operating or constant currency (cc) excludes changes rate variations reported in the period.

2 Like For Like (LFL) excludes the impact of IRA (EUR 28 million) and Fee-For-Service / GPO reclassification (EUR 15 million). See Annex for reconciliations.

3 Free Cash Flow includes cash from operating activities + cash flow from investing activities, both as per International Financial Reporting Standards (IFRS), and excludes lease payments.

4 Defined as per the Credit Agreement.

5 Cash and cash equivalents of €753m + unused credit facilities €1,318m - unused RCF facilities maturing in Nov 2025 c€396m.

6 Please refer to 2025 Guidance (including the impact of IRA) on page 38 of the Capital Markets Day Presentation (27 Feb 2025).

Albumin revenue decreased by 9.4% cc and 8.9% cc LFL due to a planned imported drug license renewal process in China, impacting phasing in Q1’25. This standard renewal process has been successfully completed, allowing for the resumption of shipments as planned.

Revenues from alpha-1 and the specialty proteins line performed well, with a 1% cc and 2.3% cc LFL growth over the previous year, as alpha-1 growth was partially offset by the phasing of rabies.

Diagnostic revenue grew by 5.2% cc to EUR 170 million. This performance was driven by Molecular Donor Screening (MDS) growth outside the U.S., joint business volume growth of Immunoassay and Blood Typing Solutions (BTS) expansion across Grifols’s core markets.

Gross margin in Q1’25 stood at 38.9% and 40.3% LFL. Reported gross profit reflects the impact of IRA and the Fee-for-Service reclassification, as well as by lower sales of albumin and rabies. Despite the temporary phasing impact of albumin and Rabies, like-for-like, gross profit increased by 150bps compared to Q1’24.

Adjusted EBITDA grew to EUR 400 million (22.4% margin), an increase of 14.2% cc and 21.7% cc LFL. Reported EBITDA grew by 22.6% cc to EUR 381 million, a margin increase of 220 basis points to 21.3%, demonstrating the continuing convergence of reported to adjusted EBITDA.

Group profit grew to EUR 60 million, an increase of 179%.

Free Cash Flow pre-M&A for the first quarter delivered an increase of EUR 209 million versus Q1’24, driven primarily by improved working capital management across the supply chain and EBITDA expansion.

At the end of Q1’25, the leverage ratio and net financial debt, as defined in the Credit Facility, stood at 4.5x and EUR 8,149 million, respectively, with a strong liquidity position of EUR 1,675 million. Unlike prior years where Q1 typically led to a releveraging, in Q1’25 leverage improved versus FY’24 - underscoring the strength and normalisation of Grifols´ business performance.

Nacho Abia, Chief Executive Officer, commented: “Building on our record-setting performances in 2023 and 2024, our first quarter clearly demonstrates continued momentum as we focus on executing our strategic plan. Healthy underlying demand in Biopharma and across all parts of our business, coupled with strong operational execution, positions Grifols for consistent growth throughout 2025. While we continue to monitor evolving macroeconomic and policy developments, the long-established Grifols strategy of being local in our largest markets, where we have established self-sufficient, regional plasma ecosystems with vertically integrated operations, helps to better insulate us from broader marketplace challenges.”

Rahul Srinivasan, Chief Financial Officer, said, “Amid a dynamic macroeconomic environment, our business continues to demonstrate strong momentum, reinforcing our confidence in the full year outlook. We remain focused on disciplined execution – delivering for our patients and customers, capitalizing on the secular growth across our core markets, and translating that strong growth into sustained improvement of free cash flow generation.”

2025 Guidance

Grifols reaffirms its guidance for 2025 as disclosed at its Capital Markets Day on February 27, 20256.

Key Financials

Alternative Performance Measures (APMs)

This document contains the following Alternative Performance Measures (APMs): Consolidated EBITDA Reported, Consolidated EBITDA Adjusted, Like-for-Like, Leverage Ratio as per the Credit Facility, Net Debt as per the Credit Facility, Free Cash Flow, Working Capital, and non-recurring items. For further details on the definition, explanation on the use, and reconciliation of APMs, please see the Appendix of the Presentation as well as the “Alternative Performance Measures” document from Grifols website www.grifols.com/en/investors.

CONFERENCE CALL

Grifols will host a conference call today, May 12, 2025, at 6:30pm CET/12:30pm EST to provide review of the company’s business results for the first quarter of 2025. To view and listen to the webcast and view the presentation, click on Grifols Q1 2025 Financial Results or visit the website www.grifols.com/en/investors. Participants are advised to register in advance of the conference call.

Investors:

Investor Relations & Sustainability

inversores@grifols.com - investors@grifols.com

sostenibilidad@grifols.com -sustainability@grifols.com

Tel. +34 93 571 02 21

Media:

Grifols Press Office

media@grifols.com

Tel. +34 93 571 00 02

About Grifols

Grifols is a global healthcare company founded in Barcelona in 1909 committed to improving the health and well-being of people around the world. A leader in essential plasma-derived medicines and transfusion medicine, the company develops, produces, and provides innovative healthcare services and solutions in more than 110 countries.

Patient needs and Grifols’ ever-growing knowledge of many chronic, rare and prevalent conditions, at times life-threatening, drive the company’s innovation in both plasma and other biopharmaceuticals to enhance quality of life. Grifols is focused on treating conditions across four main therapeutic areas: immunology, infectious diseases, pulmonology and critical care.

A pioneer in the plasma industry, Grifols continues to grow its network of donation centers, the world’s largest with close to 400 across North America, Europe, Africa and the Middle East, and China.

As a recognized leader in transfusion medicine, Grifols offers a comprehensive portfolio of solutions designed to enhance safety from donation to transfusion, in addition to clinical diagnostic technologies. It provides high-quality biological supplies for life-science research, clinical trials, and for manufacturing pharmaceutical and diagnostic products. The company also supplies tools, information and services that enable hospitals, pharmacies and healthcare professionals to efficiently deliver expert medical care.

Grifols, with more than 23,800 employees in more than 30 countries and regions, is committed to a sustainable business model that sets the standard for continuous innovation, quality, safety, and ethical leadership.

In 2023, Grifols’ economic impact in its core countries of operation was EUR 9.6 billion. The company also generated 193,000 jobs, including indirect and induced.

The company’s class A shares are listed on the Spanish Stock Exchange, where they are part of the Ibex-35 (MCE:GRF). Grifols non-voting class B shares are listed on the Mercado Continuo (MCE:GRF.P) and on the U.S. NASDAQ through ADRs (NASDAQ:GRFS). For more information about Grifols, please visit www.grifols.com

Legal Disclaimer

The facts and figures contained in this report that do not refer to historical data are ‘projections and future hypotheses’. Words and expressions such as ‘believe’, ‘expect’, ‘anticipate’, ‘predict’, ‘hope’, ‘intend’, ‘should’, ‘will try to achieve’, ‘is estimated’, ‘future’ and similar expressions, insofar as they refer to the Grifols group, are used to identify future projections and hypotheses. These expressions reflect the assumptions, hypotheses, expectations and predictions of the management team at the time of writing this report, and these are subject to a series of factors that mean that the real results may be materially different. The future results of the Grifols group could be affected by events related to its own activities, such as shortages of supplies of raw materials for the manufacture of its products, the appearance on the market of competing products, or changes in the regulatory framework of the markets in which it operates, among others. At the date of preparation of this report, the Grifols group has adopted the necessary measures to mitigate the potential impact of these events. Grifols, S.A. assumes no obligation to publicly report, revise or update the projections or future hypotheses to adapt them to facts or circumstances after the date of writing of this report, except when expressly required by applicable legislation. This document does not constitute an offer or invitation to purchase or subscribe shares in accordance with the provisions of Law 6/2023, of 17 March, on the Securities Markets and Investment Services, and any regulations implementing said legislation. Furthermore, this document does not constitute an offer to purchase, sell or exchange, or a solicitation of an offer to purchase, sell or exchange any securities, or a solicitation of any vote or approval in any other jurisdiction. The information contained in this document has not been verified or revised by the external auditors of the Grifols group.

- 1 - Q1 2025 Results Q1 2025 Results May 12 , 2025

Legal Disclaimer

Important Information

This presentation does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC, the Spanish Securities Market and Investment Services Law (Law 6/2023, of 17 March, as amended and restated from time to time) and its implementing regulations. In addition, this document does not constitute an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, nor a request for any vote or approval in any other jurisdiction. This information has not been audited.

Forward-Looking Statements

This presentation contains forward-looking information and statements about Grifols based on current assumptions and forecast made by Grifols management, including pro forma figures, estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are statements that are not historical facts and are generally identified by the words "expected", "potential", "estimates" and similar expressions.
Although Grifols believes that the expectations reflected in such forward-looking statements are reasonable, various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the Company and the estimates given here. These factors include those discussed in our public reports filed with the Comisión Nacional del Mercado de Valores and the Securities and Exchange Commission, which are accessible to the public. The Company assumes no liability whatsoever to update these forward-looking statements or conform them to future events or developments. Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of Grifols.

Alternative Performance Measures (APMs)

This document and any related conference call or webcast (including a Q&A session) contain, in addition to the financial information prepared in accordance with IFRS, alternative performance measures ('APMs') as defined in the guidelines issued by the European Securities and Markets Authority ('ESMA') on October 5, 2015. APMs are used by Grifols' management to evaluate the group's financial performance, cash flows or financial position in making operational and strategic decisions for the group and therefore are useful information for investors and other stakeholders. Certain key APMs form part of executive directors, management and employees' remuneration targets.

APMs are prepared on a consistent basis for the periods presented in this document. They should be considered in addition to IFRS measurements, may differ to definitions given by regulatory bodies relevant to the group and to similarly titled measures presented by other companies. They have not been audited, reviewed or verified by the external auditor of Grifols. For further details on the definition, explanation on the use, and reconciliation of APMs, please see the appendix as well as the "Alternative performance measures" document from our website www.grifols.com/en/investors.

Q1 2025 Results - 2 - GRIFOLS

- 3 - Q1 2025 Results Agenda 01 02 03 04 Business Performance Financials Final Remarks Annex Nacho Abia Chief Executive Officer (CEO) Rahul Srinivasan Chief Financial Officer (CFO)

- 4 - Q1 2025 Results Nacho Abia Chief Executive Officer (CEO) Q1'25: Ahead of Plan • Continued Strong Momentum • Well - Positioned to Navigate Highly Dynamic Markets

Business Performance | Financials | Final Remarks | Annex

Continued Strong Momentum; Reaffirm FY25 Guidance

	Q1'25 (changes vs. Q1'24)	
Revenue	€1,786 m +7.4% cc[1]	+10.0% cc LFL[2]
EBITDA Adj.	€400 m +14.2% cc	+21.7% cc LFL
EBITDA Adj. Margin	22.4% +80bps	+180bps LFL
Free Cash Flow pre-M&A[3]	-€44 m +€209 m	
Leverage ratio[4]	4.5x (improved by 2.3x from Q1'24)	

All figures are presented on a consolidated basis (including Biotest).
[1] Constant currency (cc), excluding exchange rate fluctuations over the period. See Annex for reconciliations.
[2] Like For Like (LFL) excludes the impact of IRA (EUR 28 million) and Fee-For-Service / GPO reclassification (EUR 15 million). See Annex for reconciliations
[3] FCF definition and reconciliation to the Cash Flow Statement in slide 30 in the Annex.
[4] Leverage ratio defined as per the Credit Agreement. See reconciliations in slide 27 in the Annex.

Q1 2025 Results - 5 - GRIFOLS

Business Performance | Financials | Final Remarks | Annex

Q1'25 Revenue Delivers a 10.0% cc Growth LFL[1] Driven by All Business Units

Revenues *(in million EUR)*


+7.4% cc
+10.0% cc
1,626
+9.6% cc
169
+5.2% cc
12
22
1,829
28
15
1,786
Q1'24
Biopharma
Diagnostic
Bio Supply & Others
Q1'25 LFL
Inflation Reduction Act
Fee-for- Service / GPO reclassification
Q1'25 Reported

Biopharma I +9.6% cc LFL[1] I +6.6% cc

- Strong underlying demand driven by IG franchise
- As per the Plan, offset by lower albumin sales to China due to planned license renewal and phasing of Rabies

Diagnostic I +5.2% cc

- MDS[2] segment grew 7% cc via new business ex-US
- BTS[2] grew a 4% cc, driven by expansion across core markets
- IDS[2] increased by 12% cc due to joint business volume growth

IRA and Fee-for-Service / GPO

- IRA impact inline with forecast and guidance
- Fee-for-service / GPO impact consistent with prior year incorporating this year's growth

Note: All figures are presented on a consolidated basis (including Biotest). Percentage rates are presented at constant currency (cc), excluding exchange rate fluctuations over the period. See Annex for reconciliations.
[1] Like For Like (LFL) excludes the impact of IRA (EUR 28 million) and Fee-For-Service / GPO reclassification (EUR 15 million). See Annex for reconciliations.
[2] Medical Diagnostics Solutions (MDS). Immunoassay Diagnostic Solutions (IDS). Blood typing Solutions (BTS).

Q1 2025 Results - 6 - GRIFOLS

Business Performance | Financials | Final Remarks | Annex

Biopharma Delivers Strong Performance Led by IG Franchise 17.5% Growth LFL[1] in Q1'25

	LFL	Reported	
Biopharma *Growths at constant currency (CC)*	+9.6%	+6.6%	
Immunoglobulin	+17.5%	+13.2%	• IVIG +13.5% cc LFL[1] • SCIG +98.9% cc LFL[1]
Albumin	-8.9%	-9.4%	• Phasing due to planned imported drug license renewal in China
Alpha-1 and Specialty Proteins	+2.3%	+1.0%	• Increase in Alpha-1 • Partially offset by the phasing of Rabies

Note: All figures are presented on a consolidated basis (including Biotest), and at constant currency (cc), excluding exchange rate fluctuations over the period. See Annex for reconciliations.

[1] Like For Like (LFL) excludes the impact of IRA (EUR 28 million) and Fee-For-Service / GPO reclassification (EUR 15 million). See Annex for reconciliations.

Q1 2025 Results - 7 - GRIFOLS

Business Performance | Financials | Final Remarks | Annex

IG Growing Ahead of Market, supported by differentiated portfolio

IVIG and SCIG Performance

IVIG Revenue Growth LFL[1]

Base indexed to LTM Q1'24


+16%
LTM Q1'25
LTM Q1'24
LTM Q2'24
LTM Q3'24
LTM Q4'24
LTM Q1'25

SCIG Revenue Growth LFL

Base indexed to LTM Q1'24


+68%
LTM Q1'25
LTM Q1'24
LTM Q2'24
LTM Q3'24
LTM Q4'24
LTM Q1'25

Market Growth Fundamentals

- Low diagnosis and treatment rate in approved indications (especially PID[2] and SID[3])
- Low IG use per capita in many Ex-US regions[4]
- IgG potential beyond approved indications

IG Uniquely Positioned

- Build on Grifols Leading Brands
- Lead growth in immunodeficiencies
- Maintain Leadership in CIDP
- Continue to drive profitable Ex-US growth

Source: Global Market Insights Immunoglobulin Market Size by Product. LTM: Last Twelve Months (LTM).
[1] Like For Like (LFL) excludes the impact of IRA (EUR 28 million) and Fee-For-Service / GPO reclassification (EUR 15 million). See Annex for reconciliations,
[2] Only ~10-30% PID patients are diagnosed, prevalence of SID is 30x > PID. Source: Primary Immunodeficiencies (PID) – driving diagnosis for optimal care in Europe, European Reference Paper.
[3] Not yet approved in the US.
[4] US IG consumption per capita is 3x than EU countries

Q1 2025 Results - 8 - GRIFOLS

Business Performance | Financials | Final Remarks | Annex

Grifols's Global Network Mitigates Uncertainty From Potential Tariffs

Currently, our expectation is of no meaningful impact


Dublin
Dreieich
Montreal
SRAAS
Clayton, North Carolina (NC)
Los Angeles
New Cairo
Parets (BCN)
Donor centers
Biopharma manufacturing
Strategic partnerships

01 End-to-end and fully integrated in the US

- **300+ donor centers,** representing **>70% of plasma collection capacity** in the US
- **2 manufacturing plants,** accounting for **~65% of global** fractionation and purification **capacity** in our core products to serve US demand

02 Strong presence in Europe

- Almost 100 donor centers in Europe, being Europe's **largest privately owned** plasma center fleet
- 3 production facilities: Spain, Germany & Ireland

03 Local partnerships

- **China:** strong ongoing alliance with SRAAS, a leading player in China
- **Egypt & Canada:** self-sufficiency models, with DCs and manufacturing plants built or in construction

Q1 2025 Results - 9 - GRIFOLS

Business Performance | Financials | Final Remarks | Annex

Invested in Vertically Integrated Value Chain in the U.S. and Europe, Complemented by Strategic Hubs and Partnerships ex-U.S.



First DCS
2002
LA plant
2003
• Clayton plant
• DCs
2011
Dublin plant
2016
PlasmaVita JV
2017
DCs (Germany)
2018
SRAAS (China)
2019
• JV Egypt
• Canada
2020
DC (Hungary)
2021
Biotest acquisition
2022

1 **Set US Infrastructure**

- **Started plasma center infrastructure in 2002**, with additional acquisition & organic openings
- Acquisition of **manufacturing plants** in LA and Clayton
- **US infrastructure** has benefited from **multi-billion investments** and will remain very **well invested** going forward

2 **Strengthen infrastructure in Europe**

- Increased manufacturing capacity in Parets' plant (Barcelona, Spain)
- Set up **European plasma centers** through joint ventures and center acquisitions
- **Consolidation** through manufacturing plant in Ireland and acquisition of majority of shares of Biotest

3 **Pioneer in local partnerships**

- Strategic alliance with **SRAAS / Haier**
- Joint Venture with **Egyptian government**
- **Canada** manufacturing plant & CBS partnership

Donor centers | Biopharma manufacturing | Strategic partnerships

Q1 2025 Results - 10 - GRIFOLS

- 11 - Q1 2025 Results Clear Focus on Execution Rahul Srinivasan Chief Financial Officer (CFO)

Business Performance | **Financials** | Final Remarks | Annex

Q1'2025: Ahead of Plan

		Q1 2025 - Reported		Q1 2025 – Like for Like[1]		
		Q1'25		Q1'25		Q1'24
(in million EUR except %)		Reported	Var vs. PY	LFL[1]	Var vs. PY	Reported
NET REVENUE		**1,786m**	**7.4% cc**	**1,829m**	**10.0% cc**	**1,626m**
GROSS MARGIN		695m	10.1%	738m	16.9%	631m
Margin		*38.9%*	*+10bps*	*40.3%*	*+150bps*	*38.8%*
EBITDA ADJ.		**400m**	**14.2% cc**	**428m**	**21.7% cc**	**350m**
Margin		*22.4%*	*+80bps*	*23.4%*	*+180bps*	*21.6%*
PROFIT BEFORE TAX		**115m**	**145%**			**47m**
GROUP PROFIT		**60m**	**179%**			**21m**
FREE CASH FLOW pre-M&A[2]		**-44m**	**209m**			**-253m**
LEVERAGE RATIO[3]	*Total net leverage ratio*	**4.5x**	**-2.3x**			**6.8x**
	Net secured leverage ratio	2.7x	-1.2x			3.9x
LIQUIDITY[4]		**1,675m**	**962m**			**713m**

Note: All figures are presented on a consolidated basis (including Biotest). When specified, figures presented at currency (cc), excluding exchange rate fluctuations over the period. See Annex for reconciliations.
[1] Like For Like (LFL) excludes the impact of IRA and Fee-For-Service / GPO reclassification.
[2] FCF definition and reconciliation to the Cash Flow Statement in slide 30 in the Annex.
[3] Leverage ratio defined as per the Credit Agreement in slide 27 in the Annex.
[4] For Q1 2025, cash and cash equivalents of €753m + unused credit facilities €1,318m - unused RCF facilities maturing in Nov 2025 c€396m.

Q1 2025 Results - 12 - GRIFOLS

- 13 - Q1 2025 Results Continuing the Consistent and Strong Track Record of Growth Business Performance Financials Final Remarks Annex Note: All figures are presented on a consolidated basis (including Biotest). 2 LTM: Last Twelve Months (LTM). 1,462 1,514 1,606 1,697 1,779 1,829 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 EBITDA Adjusted LTM EBITDA Adj ( in million EUR ) Net Revenue 6,591 6,655 6,811 7,007 7,212 7,373 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 LTM revenue ( in million EUR ) 1,239 1,375 1,450 1,519 1,631 1,702 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 EBITDA Reported LTM EBITDA ( in million EUR ) Margin (%) Margin (%) 18.8% 20.7% 21.3% 21.7% 22.6% 23.1% 22.2% 22.7% 23.6% 24.2% 24.7% 24.8%

- 14 - Q1 2025 Results Strong Momentum Helping to Significantly Outpace Anticipated IRA Impact Business Performance Financials Final Remarks Annex EBITDA Adjusted (in million EUR except for EBITDA Adj margin and growth) Strong EBITDA momentum across the board L ed by Biopharma : Volume growth CPL reduction Yield improvement Operational leverage and cost discipline Anticipated IRA impact Note: All figures are presented on a consolidated basis (including Biotest). 1 2 3 4 5 6 7 8 350 428 400 - 28 +22.2% +14.3% EBITDA Adj. Q1 2024 Biopharma EBITDA Adj. Q1 2025 Diagnostic Bio Supply & Others Opex EBITDA Adj. Q1 2025 LFL IRA 21.6% 23.4% 22.4% EBITDA Adj MG Growth

- 15 - Q1 2025 Results Q1’25 Var vs PY Q1’24 50 400 350 EBITDA Adjusted 69 (61) (130) Inventories 61 (93) (154) Receivables 81 26 (55) Payables 211 (128) (339) Net working capital (67) (128) (61) CAPEX (17) (39) (22) IT and R&D 1 (3) (4) Taxes 51 (55) (106) Interests - 15 (86) (71) Others 209 (44) (253) Free Cash Flow pre - M&A 1 Business Performance Financials Final Remarks Annex Note: All figures are presented on a consolidated basis (including Biotest) 1 FCF definition and reconciliation to the Cash Flow Statement in slide 30 in the Annex EBITDA Adjusted to Free Cash Flow reconciliation (in million EUR) Significant Improvement in Free Cash Flow Generation Normalizing of FCF generation profile: • Working Capital Management • Offsetting impact of Interest and Capex phasing o Interest payment timing o Immunotek payment • Reduction in cash adjustments to Adjusted EBITDA

- 16 - Q1 2025 Results Business Performance Financials Final Remarks Annex Significant secured capacity Strong €1.7bn 2 liquidity Focused on continued credit re - rating progress Continued Focus on Deleveraging, Normalizing FCF Generation and Strong Liquidity - 189 - 298 - 149 - 55 267 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Free Cash Flow pre - M&A 1 LTM FCF ( in million EUR ) Note: All figures are presented on a consolidated basis (including Biotest). 2 LTM: Last Twelve Months (LTM). 1 FCF definition and reconciliation to the Cash Flow Statement in slide 30 in the Annex. 2 For Q1 2025, cash and cash equivalents of €753m + unused credit facilities € 1,318 m - unused RCF facilities maturing in Nov 2025 c€396m. No meaningful maturities till Q4'27 Continued Deleveraging 6.4 x 6.8 x 5.5 x 5.1 x 4.6 x 4.5x Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Leverage Ratio

- 17 - Q1 2025 Results Grifols is Well Equipped to Navigate Dynamic Markets Business Performance Financials Final Remarks Annex Highly strategic portfolio with unique optionality and flexibility Biotest progressing as planned Reaffirmed 2025 Guidance 1 Impact of a depreciating USD: • Broadly Neutral to Positive: Leverage, FCF, Margins • Headwind: Revenue, EBITDA 1 Please refer to 2025 Guidance (including the impact of IRA) on page 38 of the Capital Markets Day Presentation (27 Feb 2025).

- 18 - Q1 2025 Results Final Remarks Nacho Abia Chief Executive Officer (CEO)

- 19 - Q1 2025 Results Grifols remains focused on the execution of the strategic plan Q1’25: Ahead of Plan FY’25 Guidance 1 : Well on - track Committed to improving FCF generation and continued deleveraging Operational excellence and R&D pipeline execution to deliver further margin expansion Corporate simplification and portfolio optimization continues as planned Well positioned to navigate highly dynamic markets 01 02 03 04 05 06 Grifols Continues to Deliver Strong Results Driven by Strategic Plan Execution Business Performance Financials Final Remarks Annex 1 See slide 38 of the Capital Markets Day presentation

- 20 - Q1 2025 Results ANNEX

- 21 - Q1 2025 Results Revenue | Q1 2025 Q1 2025 Q1 2024 In thousands of euros Reported At cc* Revenue by Business Unit 1,785,809 1,625,705 9.8% 7.4% Biopharma 1,521,160 1,394,703 9.1% 6.6% Diagnostic 170,043 158,283 7.4% 5.2% Bio Supplies 32,557 27,013 20.5% 15.9% Others & intersegments 62,050 45,707 35.8% 34.0% Revenue by Country 1,785,809 1,625,705 9.8% 7.4% US + CANADA 1,025,190 925,326 10.8% 6.4% EU 390,275 331,427 17.8% 17.6% ROW 370,344 368,952 0.4% 0.8% * Constant currency (cc) excludes exchange rate fluctuations over the period. Grifols Grifols % vs PY Business Performance Financials Final Remarks Annex

Business Performance | Financials | Final Remarks | Annex

P&L | Q1 2025

	Q1 2025			Q1 2024			% vs PY	
	Grifols			Grifols			Grifols	
In thousands of euros	Reported	One-offs	Reported excl. One-offs	Reported	One-offs	Reported excl. One-offs	Reported	Reported excl. One-offs
Net Revenue	**1,785,809**	**-**	**1,785,809**	**1,625,705**	**-**	**1,625,705**	**9.8%**	**9.8%**
Cost of Sales	(1,091,142)	9,969	(1,081,173)	(994,860)	17,562	(977,298)	(9.7%)	(10.6%)
Gross Margin	**694,667**	**9,969**	**704,636**	**630,845**	**17,562**	**648,407**	**10.1%**	**8.7%**
% Net revenue	*38.9%*	*-*	*39.5%*	*38.8%*	*-*	*39.9%*	*-*	*-*
R&D	(96,046)	-	(96,046)	(90,462)	109	(90,353)	(6.2%)	(6.3%)
SG&A	(324,652)	9,283	(315,369)	(339,051)	22,911	(316,140)	4.2%	0.2%
Operating Expenses	**(420,698)**	**9,283**	**(411,415)**	**(429,513)**	**23,020**	**(406,493)**	**2.1%**	**(1.2%)**
Other Income	-	-	-	-	-	-	-	-
Share of Results of Equity Accounted Investees - Core Activities	(5,111)	3,850	(1,261)	2,470	-	2,470	(306.9%)	(151.1%)
OPERATING RESULT (EBIT)	**268,858**	**23,102**	**291,960**	**203,802**	**40,582**	**244,384**	**31.9%**	**19.5%**
% Net revenue	*15.1%*	*-*	*16.3%*	*12.5%*	*-*	*15.0%*	*-*	*-*
Financial Result	(153,593)	-	(153,593)	(156,600)	-	(156,600)	1.9%	1.9%
Share of Results of Equity Accounted Investees	-	-	-	(145)	-	(145)	100.0%	100.0%
PROFIT BEFORE TAX	**115,265**	**23,102**	**138,367**	**47,057**	**40,582**	**87,640**	**144.9%**	**57.9%**
% Net revenue	*6.5%*	*-*	*7.7%*	*2.9%*	*-*	*5.4%*	*-*	*-*
Income Tax Expense	(22,842)	(15,583)	(38,425)	(24,779)	(10,817)	(35,596)	7.8%	(7.9%)
% of pre-tax income	*19.8%*	*-*	*27.8%*	*52.7%*	*-*	*40.6%*	*-*	*-*
CONSOLIDATED PROFIT	**92,423**	**7,519**	**99,942**	**22,278**	**29,765**	**52,043**	**314.9%**	**92.0%**
Results Attributable to Non-Controlling Interests	(32,698)	(246)	(32,944)	(859)	(3,556)	(4,415)	(3706.5%)	(646.2%)
GROUP PROFIT	**59,725**	**7,273**	**66,998**	**21,419**	**26,209**	**47,628**	**178.8%**	**40.7%**
% Net revenue	*3.3%*	*-*	*3.8%*	*1.3%*	*-*	*2.9%*		

Q1 2025 Results - 22 - GRIFOLS

Business Performance | Financials | Final Remarks | Annex

Cash Flow | Q1 2025

	Q1 2025	Q1 2024	% vs PY
	Grifols	Grifols	Grifols
In thousands of euros	Reported	Reported	Reported
Reported Group Profit	**59,725**	**21,418**	**179%**
Depreciation and Amortization	111,750	105,616	6%
Net Provisions	10,541	14,666	-28%
Other Adjustments and Other Changes in Working Capital	81,534	32,634	150%
Change in Operating Working Capital	(128,082)	(339,256)	62%
Changes in Inventories	*(60,826)*	*(130,110)*	*53%*
Change in Trade Receivables	*(93,345)*	*(153,680)*	*39%*
Change in Trade Payables	*26,089*	*(55,466)*	*147%*
Net Cash Flow From Operating Activities	**135,468**	**(164,922)**	**182%**
Business Combinations and Investments in Group Companies	(96,998)	(20,220)	-380%
CAPEX	(49,146)	(38,050)	-29%
R&D/Other Intangible Assets	(38,505)	(22,004)	-75%
Other Cash Inflow / (Outflow)	(12,696)	(7,678)	-65%
Net Cash Flow From Investing Activities	**(197,345)**	**(87,952)**	**-124%**
Free Cash Flow	**(61,877)**	**(252,874)**	**76%**
Issue / (Repayment) of Debt	(153,674)	153,725	-200%
Capital Grants	6,265	3,695	70%
Other Cash Flows From / (Used in) Financing Activities	13,755	8,036	71%
Net Cash Flow From Financing Activities	**(133,654)**	**165,456**	**-181%**
Total Cash Flow	**(195,531)**	**(87,418)**	**-124%**
Cash and Cash Equivalents at the Beginning of the Period	**979,780**	529,577	85%
Effect of Exchange Rate Changes in Cash and Cash Equivalents	**(31,433)**	6,386	-592%
Cash and Cash Equivalents at the End of the Period	**752,816**	**448,545**	**68%**

Q1 2025 Results - 23 - GRIFOLS

Business Performance | Financials | Final Remarks | Annex

Balance Sheet | 2025

In thousands of euros

Assets

	Mar-25	Dec-24
Non-Current Assets	**15,338,549**	**15,677,699**
Goodwill and Other Intangible Assets	11,225,180	11,297,492
Property Plant & Equipment	3,241,111	3,341,846
Investments in Equity Accounted Investees	62,052	68,996
Non-Current Financial Assets	453,138	490,492
Other Non-Current Assets	357,068	478,873
Current Assets	**5,640,007**	**5,727,543**
Non-Current Contract Assets Held for Sale	-	-
Inventories	3,524,770	3,560,098
Current Contract Assets	39,849	35,978
Trade and Other Receivables	999,427	836,015
Other Current Financial Assets	253,032	243,156
Other Current Assets	70,112	72,515
Cash and Cash Equivalents	752,817	979,780
Total Assets	**20,978,556**	**21,405,241**

In thousands of euros

Liabilities

	Mar-25	Dec-24
Equity	**8,293,892**	**8,607,025**
Capital	119,604	119,604
Share Premium	910,728	910,728
Reserves	4,207,962	4,054,505
Treasury Stock	(132,168)	(134,448)
Current Year Earnings	59,724	156,920
Other Comprehensive Income	473,606	776,418
Non-Controlling Interests	2,654,436	2,723,298
No-Current Liabilities	**10,514,445**	**10,642,070**
Non-Current Financial Liabilities	9,389,874	9,490,644
Other Non-Current Liabilities	1,124,572	1,151,426
Current Liabilities	**2,170,219**	**2,156,146**
Current Financial Liabilities	657,299	676,087
Other Current Liabilities	1,512,920	1,480,059
Total Equity and Liabilities	**20,978,557**	**21,405,241**

Q1 2025 Results - 24 - GRIFOLS

- 25 - Q1 2025 Results Like - for - Like (LFL) Reconciliation Business Performance Financials Final Remarks Annex In millions of euros Q1'25 Q1'25 LTM Revenue Reported 1,786 7,373 Fee-for-Service / GPO Reclassification 15 69 Inflation Reduction Act (IRA) 28 28 Revenue Like-for-Like 1,829 7,469 In millions of euros Q1'25 Q1'25 LTM Operating Results (EBIT) 269 1,257 Depreciation & Amortization 112 445 Reported EBITDA 381 1,702 Total adjustments 20 128 EBITDA Adjusted 400 1,829 Inflation Reduction Act (IRA) 28 28 EBITDA Adjusted Like-for-Like 428 1,857

- 26 - Q1 2025 Results EBIT to EBITDA and EBITDA Adjusted Business Performance Financials Final Remarks Annex In thousand of euros 268,857 371,859 317,034 299,321 1,257,072 203,802 (111,750) (110,130) (108,364) (114,310) (444,555) (106,139) Reported EBITDA 380,607 481,990 425,398 413,631 1,701,627 309,941 % Net revenue 21.3% 24.4% 23.7% 22.8% 23.1% 19.1% Restructuring costs - 1,889 21,673 10,095 33,656 2,326 Transaction costs 7,466 9,306 7,882 16,145 40,798 15,318 Impairments 3,850 24,265 787 - 28,902 - Biotest Next Level Project 6,738 7,340 5,113 4,922 24,114 16,798 SRAAS One-off - - - (5,618) (5,618) - Other non-recurring items 1,817 1,155 1,245 1,613 5,830 6,020 Total adjustments 19,872 43,954 36,700 27,157 127,682 40,461 Adjusted EBITDA 400,479 525,944 462,098 440,788 1,829,308 350,402 % Net revenue 22.4% 26.6% 25.8% 24.2% 24.8% 21.6% Q1 2024Q1 2025 Q2 2024 Q1 2025 LTMQ3 2024Q4 2024 Depreciation & Amortization OPERATING RESULT (EBIT)

- 27 - Q1 2025 Results Leverage Ratio as per Credit Agreement Business Performance Financials Final Remarks Annex In millions of euros except ratio. Q1'25 Q4'24 Q3'24 Q2'24 Q1'24 Non-Current Financial Liabilities 9,390 9,491 8,836 8,752 9,650 Non-recurrent Lease Liabilities (IFRS16) (1,026) (1,025) (969) (1,025) (1,026) Current Financial Liabilities 657 676 1,017 2,757 1,745 Recurrent Lease Liabilities (IFRS16) (119) (117) (111) (109) (111) Cash and Cash Equivalents (753) (980) (645) (2,113) (449) Net Financial Debt as per Credit Agreement 8,149 8,046 8,128 8,262 9,811 In millions of euros except ratio. LTM Q1'25 LTM Q4'24 LTM Q3'24 LTM Q2'24 LTM Q1'24 OPERATING RESULT (EBIT) 1,257 1,192 1,075 1,005 934 Depreciation & Amortization (445) (439) (443) (444) (441) Reported EBITDA 1,702 1,631 1,518 1,450 1,375 IFRS 16 (117) (113) (113) (110) (104) Restructuring costs 63 55 57 34 24 Transaction costs 41 49 59 65 59 Cost savings, operating improvements and synergies on a "run rate" 165 159 146 136 131 Other one-offs (34) (28) (62) (75) (43) Total adjustments 119 122 87 50 66 Adjusted EBITDA LTM as per Credit Agreement 1,819 1,753 1,605 1,500 1,442 Leverage Ratio as per Credit Agreeement 4.5x 4.6x 5.1x 5.5x 6.8x

- 28 - Q1 2025 Results Leverage Ratio as per Consolidated EBITDA and Net Debt as per Balance Sheet Business Performance Financials Final Remarks Annex In millions of euros except ratio. Q1'25 Q4'24 Q3'24 Q2'24 Q1'24 Non-Current Financial Liabilities 9,390 9,491 8,836 8,752 9,650 Current Financial Liabilities 657 676 1,017 2,757 1,745 Cash and Cash Equivalents (753) (980) (645) (2,113) (449) Net Financial Debt 9,294 9,187 9,208 9,396 10,947 In millions of euros except ratio. LTM Q1'25 LTM Q4'24 LTM Q3'24 LTM Q2'24 LTM Q1'24 OPERATING RESULT (EBIT) 1,257 1,192 1,075 1,005 934 Depreciation & Amortization (445) (439) (443) (444) (441) Reported EBITDA 1,702 1,631 1,518 1,450 1,375 Leverage Ratio Reported 5.5x 5.6x 6.1x 6.5x 8.0x

Business Performance | Financials | Final Remarks | Annex

NCI Contributions

In thousand of euros	LTM Q1 2025 GDS	Biotest	BPC	Haema
Profit after tax from continuing operations	135,902	(81,250)	42,044	7,877
Income tax expense	(43,595)	12,772	(11,630)	(14,477)
Financial result	75,601	(30,249)	(1,367)	7,407
Amortisation and depreciation	(47,490)	(54,788)	(7,976)	(8,696)
Consolidated EBITDA	**151,386**	**(8,984)**	**63,017**	**23,643**
Impact IFRS16- Finance Leases (leases of plasma donation centre properties)	(2,452)	(8,224)	(5,689)	(4,695)
Restructuring costs	3,036	1,050	-	230
Share of profits assoc core activit 2024	-	(4,388)	-	-
Impairment	-	19,154	-	-
Consolidated EBITDA under Credit Agreement	**151,970**	**(1,392)**	**57,328**	**19,178**
% of non-controlling interest	45%	29%	100%	100%
Consolidated EBITDA according to Credit Agreement non-controlling interest	**68,387**	**(403)**	**57,328**	**19,178**
Cash and cash equivalents	(1,981)	(41,776)	(2,233)	(17,219)
Financial assets/liabilities with Grifols	(1,093,321)	543,038	-	-
Leasing liabilities (leases of real estate of plasma donation centres)	12,532	59,406	56,606	20,954
Loans and other financial liabilities	4,419	66,347	64	-
Total Balance Sheet Net Debt	**(1,078,351)**	**627,015**	**54,437**	**3,734**
Impact IFRS16- Finance Leases (leases of plasma donation centre properties)	(12,532)	(59,406)	(56,606)	(20,954)
Total Net Financial Debt according to Credit Agreement	**(1,090,883)**	**567,609**	**(2,169)**	**(17,219)**
Total Net Financial Debt according to Credit Agreement non-controlling interest	**(490,897)**	**164,442**	**(2,169)**	**(17,219)**

Note: Last Twelve Months figures (LTM).

Q1 2025 Results - 29 - GRIFOLS

- 30 - Q1 2025 Results FCF pre - M&A Reconciliation to Cash Flow Statement Free Cash Flow pre - M&A = Adjusted EBITDA - Net Working Capital - CAPEX (including capitalized IT and R&D, and extraordinary growth CAPEX) - Others - Interest - Taxes. In the Consolidated Annual Accounts, this reconciles to Cash flow generation from operating and investing activities excluding impact from M&A and associated costs and expenses. Excludes lease payments, consistent with prior disclosed guidance. Business Performance Financials Final Remarks Annex In million Euros Q1'25 Q1'24 In million Euros Q1'25 Q1'24 EBITDA Adjusted 400 350 Net Cash Flow From Operating Activities 1 135 (165) Changes in working capital (128) (339) Net Cash Flow From Investing Activities 1 (197) (88) CAPEX (49) (38) Free Cash Flow (62) (253) R&D and IT (39) (22) Biotest Shares Acquisition (18) - Taxes (3) (4) Free Cash Flow pre-M&A (44) (253) Interests (55) (106) Others (86) -66 FCF Before Extraordinary Items 41 (225) Extraordinary Growth CAPEX (79) (23) Restructuring and transaction costs (6) (5) Free Cash Flow (44) (253) 1 Statement of Cash Flow According IFRS-EU

Business Performance | Financials | Final Remarks | Annex

Net Revenue Reconciliation at cc | Q1 2025

In thousands of euros	Q1 2025	Q1 2024	% Var
Reported Net Revenues	1,785,809	1,625,705	9.8%
Variation due to Exchange Rate Effects	(39,437)		
Net Revenues at Constant Currency	**1,746,372**	**1,625,705**	**7.4%**

In thousands of euros	Q1 2025	Q1 2024	% Var
Reported Biopharma Net Revenues	1,521,160	1,394,703	9.1%
Variation due to Exchange Rate Effects	(33,923)		
Reported Biopharma Net Revenues at Constant Currency	**1,487,237**	**1,394,703**	**6.6%**

In thousands of euros	Q1 2025	Q1 2024	% Var
Reported Diagnostic Net Revenues	170,043	158,283	7.4%
Variation due to Exchange Rate Effects	(3,451)		
Reported Diagnostic Net Revenues at Constant Currency	**166,592**	**158,283**	**5.2%**

In thousands of euros	Q1 2025	Q1 2024	% Var
Reported Bio Supplies Net Revenues	32,557	27,013	20.5%
Variation due to Exchange Rate Effects	(1,243)		
Reported Bio Supplies Net Revenues at Constant Currency	**31,314**	**27,013**	**15.9%**

In thousands of euros	Q1 2025	Q1 2024	% Var
Reported Others & Intersegments Net Revenues	62,050	45,707	35.8%
Variation due to Exchange Rate Effects	(820)		
Reported Other & Intersegments Net Revenues at Constant Currency	**61,230**	**45,707**	**34.0%**

In thousands of euros	Q1 2025	Q1 2024	% Var
Reported U.S. + Canada Net Revenues	1,025,190	925,326	10.8%
Variation due to Exchange Rate Effects	(40,316)		
Reported U.S. + Canada Net Revenues at Constant Currency	**984,874**	**925,326**	**6.4%**

In thousands of euros	Q1 2025	Q1 2024	% Var
Reported EU Net Revenues	390,275	331,427	17.8%
Variation due to Exchange Rate Effects	(676)		
Reported EU Net Revenues at Constant Currency	**389,599**	**331,427**	**17.6%**

In thousands of euros	Q1 2025	Q1 2024	% Var
Reported ROW Net Revenues	370,344	368,952	0.4%
Variation due to Exchange Rate Effects	1,555		
Reported ROW Net Revenues at Constant Currency	**371,899**	**368,952**	**0.8%**

Q1 2025 Results - 31 - GRIFOLS

- 32 - Q1 2025 Results EBITDA Adjusted Reconciliation at cc | Q1 2025 Business Performance Financials Final Remarks Annex EBITDA Adjusted Q1'25: In thousands of euros Q1 2025 Q1 2024 % Var Reported EBITDA Adjusted 400 350 14.3% Variation due to Exchange Rate Effects (0) EBITDA Adjusted at Constant Currency 400 350 14.2% EBITDA Adjusted Like-for-Like Q1'25: In thousands of euros Q1 2025 Q1 2024 % Var Reported EBITDA Adjusted Like for Like 428 350 22.2% Variation due to Exchange Rate Effects 2 EBITDA Adjusted Like for Like at Constant Currency 426 350 21.7%

- 33 - Q1 2025 Results Investor Relations & Sustainability + 34 93 571 02 21 investors@grifols.com sustainability@grifols.com inversores@grifols.com sostenibilidad@grifols.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  May 12, 2025